SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 19, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
      Form 6-K if submitted solely to provide an attached annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CORUS GROUP plc



Date: July 19, 2004                         By  Theresa Robinson
                                                ------------------------------
                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

July 19, 2004

                             CORUS COMPLETES SALE OF
                              TUSCALOOSA MINI-MILL



On June 8th, 2004 Corus Group plc ("Corus") announced that it had reached agreement for the sale of Corus Tuscaloosa, a plate-producing mini-mill based in Alabama USA, to Nucor Corporation.

Completion of the sale was conditional, inter alia, on the receipt of regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act. This has now been received and the sale completed on 17th July, 2004.

Corus received a gross cash consideration of US$90m, which will be adjusted to reflect working capital at completion. This recovers the carrying value of the asset in the Group's accounts and the proceeds of the sale will be used to strengthen further the Group's balance sheet.



Notes to editors:

1. Corus Tuscaloosa is an electric arc-based mini-mill, which produces a wide range of carbon, high strength low alloy and pressure vessel steels in coil, cut-to-length and discrete plate form. In 2003, the business achieved a turnover of US$209m and delivered around 670,000 net tons of prime finished product. At the end of December 2003 it had 318 employees.

2. Additional information about Corus Tuscaloosa is available at www.corustuscaloosa.com.

3. Corus is an international metals group that manufactures, processes and distributes steel and aluminium products. In addition, Corus provides related services in design, technology and consultancy. With sites and offices around the world, at the end of December Corus employed approximately 49,400 people.




Media enquiries: Mike Hitchcock, Corus Corporate Relations: +44 (0) 207 717 4502

Investor enquiries: Anthony Hamilton, Corus Investor Relations: +44 (0) 207 717 4503


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